October 19, 2007

Mail Stop 4561

Mr. Andrew Haag
Chief Financial Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA   92647

Re: Item 4.02 Form 8-K
       Filed September 19, 2007
       File No. 000-29719

Dear Mr. Haag:

We have reviewed your response letter dated October 3, 2007 and have the following additional comment.

1. We note your response to our comment and your amended 10-KSB filed October 3, 2007. You disclose that you will be engaging the services of PCAOB auditor to prepare your financial statements and that you believe that this will avoid a reoccurrence of your material weaknesses and will strengthen your internal controls related to the financial closing, review, and analysis process so that your controls and procedures are effective in future periods. In this regard, it appears that as a result of your restatement, you reconsidered the effectiveness of your disclosure controls and procedures as of June 30, 2006 and determined that they were not effective. Please revise your filing to include your revised conclusion.

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You should respond to this comment and amend your filing on or before October 26, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant